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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                      First State Financial Services, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    336906102
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                            Fort Lee, New Jersey 07024
                                (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 19, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




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SCHEDULE 13D

CUSIP No. 336906102

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                   7.      SOLE VOTING POWER

                           None

                   8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY               119,800
 OWNED BY
REPORTING          9.      SOLE DISPOSITIVE POWER
  PERSON                   None
   WITH
                   10.     SHARED DISPOSITIVE POWER
                           119,800

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            119,800

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            3.04%

          14.     TYPE OF REPORTING PERSON*
                  PN


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SCHEDULE 13D

CUSIP No. 336906102

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

               7.      SOLE VOTING POWER

                       None

               8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY           119,800
 OWNED BY
REPORTING      9.      SOLE DISPOSITIVE POWER
  PERSON               None
   WITH
               10.     SHARED DISPOSITIVE POWER
                       119,800

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            119,800

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                          [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            3.04%

          14.     TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 336906102

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                119,800
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            119,800

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            119,800

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            3.04%

          14.     TYPE OF REPORTING PERSON*
                  IN


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         This statement  amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on January 16, 1996 and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

                  The first sentence of Item 3 is revised and amended in its entirety as set forth below: The Partnerships and Managed Accounts expended an aggregate of approximately $1,412,086 (including brokerage commissions, if any) to purchase the 119,800 shares of Common Stock held by them.

                   Item 5.  Interest in Securities of the Issuer

                   The Item 5 is revised and amended in its entirety as set forth below: (a)-(b) On the date of this Statement:

                           (i) Mr. Kramer has beneficial ownership for purposes
of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 119,800 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 3.04% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.

                           (ii) Mr. Spellman has Beneficial Ownership of
119,800 of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 3.04% of the

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                  issued and outstanding Common Stock.  Mr. Spellman shares
voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                           (iii)     KS has Beneficial Ownership of 119,800
shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 3.04% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                  The percentages used herein are calculated based upon the 3,938,815 shares of Common Stock stated to be issued and outstanding as of June 30, 1996, as reflected in the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1996.

                   (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons for the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.

                   (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                   (e) On September 19, 1996, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.


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                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 1996


                                            KRAMER SPELLMAN L.P.



                                            By: /s/ Orin S. Kramer
                                            Name: Orin S. Kramer
                                            Title: a General Partner



                                            By: /s/ Jay Spellman
                                            Name: Jay Spellman
                                            Title: a General Partner



                                            /s/ Orin S. Kramer
                                            Orin S. Kramer



                                            /s/ Jay Spellman
                                            Jay Spellman




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                                  Schedule I


Date            Shares Sold          Price Per Share

8/14/96           25,000               $13.063
9/9/96            15,000                13.000
9/19/96           80,000                13.125